Exhibit 3

Registrant	Assets	Amount of Single Insured Bond
Columbia ETF Trust	$15,108,880	$225,000
Columbia ETF Trust I	$17,494,153	$225,000
Columbia ETF Trust II	$1,167,947,672	$1,250,000
Columbia Funds Series Trust	$28,724,269,541	$2,500,000
Columbia Funds Series Trust II	$55,683,250,854	$2,500,000
Columbia Funds Variable Series Trust II	$110,402,731,925	$2,500,000